Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of Voya Emerging Markets High Dividend Equity Fund was held on July 6, 2017 to: 1) elect 4 nominees to the Board of Trustees of Voya Emerging Markets High Dividend Equity Fund.
	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
Martin J. Gavin	1	14,693,635.247	2,684,063.000	0.000	0.000	17,377,698.247
Patrick W. Kenny	1	10,579,810.247	6,797,888.000	0.000	0.000	17,377,698.247
Shaun P. Mathews	1	10,594,734.247	6,782,964.000	0.000	0.000	17,377,698.247
Roger B. Vincent	1	14,837,202.247	2,540,496.000	0.000	0.000	17,377,698.247

Proposal passed.